UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FLYWIRE CORPORATION

(Name of Issuer)

Voting Common Stock, $0.0001

par value per share

(Title of Class of Securities)

302492103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302492103	13G	Page 2 of 14 Pages

1	Names of Reporting Persons Bain Capital Venture Fund 2014, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 3 of 14 Pages

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 4 of 14 Pages

1	Names of Reporting Persons Bain Capital Venture Fund 2016, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 5 of 14 Pages

1	Names of Reporting Persons Bain Capital Venture Coinvestment Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 6 of 14 Pages

1	Names of Reporting Persons BCIP Venture Associates II, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 7 of 14 Pages

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 8 of 14 Pages

1	Names of Reporting Persons BCV 2019-MD Coinvestment II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 9 of 14 Pages

1	Names of Reporting Persons BCIP Venture Associates II-B, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Voting Common Stock
	6	Shared Voting Power 0 shares of Voting Common Stock
	7	Sole Dispositive Power 0 shares of Voting Common Stock
	8	Shared Dispositive Power 0 shares of Voting Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Voting Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 302492103	13G	Page 10 of 14 Pages

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Flywire Corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 141 Tremont Street #10, Boston, Massachusetts 02111.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Venture Fund 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Fund 2014”), BCIP Venture Associates, a Delaware limited partnership (“BCIP Venture”), Bain Capital Venture Fund 2016, L.P., a Cayman Islands exempted limited partnership (“BCV Fund 2016”), Bain Capital Venture Coinvestment Fund II, L.P., a Cayman Islands exempted limited partnership (“BCV Coinvest Fund II”), BCIP Venture Associates II, LP, a Delaware limited partnership (“BCIP Venture II”), BCIP Venture Associates-B, a Delaware limited partnership (“BCIP Venture-B”), BCV 2019-MD Coinvestment II, L.P., a Cayman Islands exempted limited partnership (“BCV 2019-MD Coinvest II”), and BCIP Venture Associates II-B, LP, a Delaware limited partnership (“BCIP Venture II-B” and, together with BCV Fund 2014, BCIP Venture, BCV Fund 2016, BCV Coinvest Fund II, BCIP Venture II, BCIP Venture-B and BCV 2019-MD Coinvest II, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the (i) general partner of Bain Capital Venture Partners 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Partners 2014”), which is the general partner of BCV Fund 2014, (ii) general partner of Bain Capital Venture Partners 2016, L.P., a Cayman Islands exempted limited partnership (“BCV Partners 2016”), which is the general partner of BCV Fund 2016 and (iii) the manager of Bain Capital Venture Coinvestment II Investors, LLC, a Cayman Islands limited liability company (“BCV Coinvest II Investors”), which is the general partner of each of BCV Coinvest Fund II and BCV 2019-MD Coinvest II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCVI, BCV Partners 2014, BCV Partners 2016 and BCV Coinvest II Investors, the “Bain Capital Venture Entities”), is the (i) managing partner of each of BCIP Venture and BCIP Venture-B and (ii) general partner of each of BCIP Venture II and BCIP Venture II-B.

The governance, investment strategy and decision-making process with respect to investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Venture Entities and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, Massachusetts 02116.

CUSIP No. 302492103	13G	Page 11 of 14 Pages

Item 2(c)	Citizenship

BCV Fund 2014, BCV Fund 2016, BCV Coinvest Fund II, BCV 2019-MD Coinvest II, BCV Partners 2014, BCV Partners 2016 and BCV Coinvest II Investors are each organized under the laws of the Cayman Islands. BCVI, Boylston, BCIP Venture, BCIP Venture-B, BCIP Venture II and BCIP Venture II-B are each organized under the laws of the State of Delaware. Messrs. Salem and Agarwal are citizens of the United States.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Voting Common Stock, $0.0001 par value per share (“Voting Common Stock”).

Item 2(e)	CUSIP Number

The CUSIP number of the Voting Common Stock is 302492103.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2023, the Reporting Persons did not beneficially own any shares of Voting Common Stock.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares of Voting Common Stock.

CUSIP No. 302492103	13G	Page 12 of 14 Pages

(ii) Shared power to vote or to direct the vote:

0 shares of Voting Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

0 shares of Voting Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

0 shares of Voting Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP No. 302492103	13G	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 13, 2024	Bain Capital Venture Fund 2014, L.P.

	By:	Bain Capital Venture Partners 2014, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Partner

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

Bain Capital Venture Fund 2016, L.P.

	By:	Bain Capital Venture Partners 2016, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Partner

Bain Capital Venture Coinvestment Fund II, L.P.

	By:	Bain Capital Venture Coinvestment II Investors, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Partner

BCIP Venture Associates II, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

CUSIP No. 302492103	13G	Page 14 of 14 Pages

BCIP Venture Associates-B

By:	Boylston Coinvestors, LLC,
its managing partner

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCV 2019-MD Coinvestment II, L.P.

By:	Bain Capital Venture Coinvestment II Investors, LLC,
its general partner

By:	Bain Capital Venture Investors, LLC,
its manager

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Partner

BCIP Venture Associates II-B, LP

By:	Boylston Coinvestors, LLC,
its general partner

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory